Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

August 26, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Ministry of Communications decision re: determination of maximum rate for ultra-broadband access service managed on Bezeq’s fiber network

Bezeq hereby supplements the following prior reports:

●	Immediate supplementary report dated July 25, 2019 (reference no. 2019-01-064092); and

●	Annual report for the 2019 year— Section 2.7.2 of the description of Bezeq’s business therein.

On August 25, 2020, Bezeq received the Israeli Minister of Communications’ (the “Minister”) decision regarding changes in the structure and amount of the maximum rate for ultra-broadband access managed on Bezeq’s fiber network. That decision followed a hearing conducted by the Ministry of Communications (the “Ministry”) on that subject, as well as the recommendations of the Ministry’s deputy director of economics.

In accordance with the decision of the Minister, after examining the references received as part of the hearing and based on the economic opinion of the Ministry’s deputy director of economics, the Minister decided to adopt the recommendations of the Ministry’s professional staff and adopt the Communications Regulations (Telecom and Broadcasting) (Use of NIO Public Network) (Schedule No. 2), 5780-2020, which determine the maximum rates for an ultra-broadband access service managed on Bezeq’s fiber network.

Accordingly, the maximum rate for BSA service using fiber will be:

-	For accessibility and data transfer service at a cumulative rate of up to 550 megabits / second - NIS 71 per customer per month (excluding VAT); and

-	For accessibility and data transfer service at a cumulative rate above 550 megabits / second and up to 1,100 megabits / second - 79 NIS per customer per month (excluding VAT).

The regulations do not determine a supervised rate for the initial installation of internal cables leading to the subscriber’s premises, and Bezeq will be entitled to demand a reasonable payment for that service.

The rates are quoted in June 2020 prices and will be updated once a year on January 1, starting in 2021, in accordance with changes in the consumer price index. According to the recommendation of the Ministry’s professional staff, those rates will be valid for a period of three years and then will be replaced by a fixed rate.

This decision joins additional decisions made by the Ministry regarding the fiber outline. Bezeq is studying the decision and is waiting for the outline to be completed so that it can economize its steps accordingly.

Below is a link to the decision of the Minister, the recommendation of the Ministry’s deputy director of economics, and the regulations that were published on the Ministry’s website:

https://www.gov.il/he/departments/policies/25082020_2

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.